United States

Securities and Exchange Commission

Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Renaissance Learning, Inc.

-------------------------------------

(Name of Issuer)

Common Stock, $.01 par value

---------------------------------------

(Title of Class of Securities)

00757K100

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(CUSIP Number)

December 31, 2003

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(Date of Event Which Requires Filing of this Amendment)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13G

CUSIP No. 00757K100

1.

NAME OF REPORTING PERSON

Judith Ames Paul

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]

(b)  [   ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER

N/A

6.

SHARED VOTING POWER

23,307,906*

7.

SOLE DISPOSITIVE POWER

N/A

8.

SHARED DISPOSITIVE POWER

23,307,906*

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,307,906*

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

75.1%

12

TYPE OF REPORTING PERSON

IN

*

Includes 11,653,953 shares of Renaissance Learning, Inc. Common Stock, $0.01 par value per share (“Common Stock”), beneficially owned by reporting person’s spouse, Terrance D. Paul.  Also includes (i) options for 81,164 shares of Common Stock which are exercisable as of December 31, 2003, or within 60 days of such date, and held by reporting person, and (ii) 439,560 shares of Common Stock beneficially owned in a family partnership.

Schedule 13G

CUSIP No. 00757K100

ITEM 1(a). NAME OF ISSUER

Renaissance Learning, Inc.

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2911 Peach Street

Wisconsin Rapids, Wisconsin  54995-8036

ITEM 2(a). NAME OF PERSON FILING

Judith Ames Paul

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

2911 Peach Street

Wisconsin Rapids, Wisconsin  54995-8036

ITEM 2(c). CITIZENSHIP

U.S.A.

ITEM 2(d). TITLE OF CLASS OF SECURITIES

Common Stock, $.01 par value

ITEM 2(e).  CUSIP NUMBER

00757K100

ITEM 3.

N/A

ITEM 4. OWNERSHIP

(a)

Amount Beneficially Owned:  23,307,906*

(b)

Percent of Class:

75.1%

(c)

Number of Shares as to which such person has:

(i)

sole power to vote or direct the vote:  23,307,906*

(ii)

shared power to vote or direct the vote:  N/A

(iii)

sole power to dispose or to direct the disposition of:  23,307,906*

(iv)

shared power to dispose or to direct the disposition of:  N/A

*

Includes 11,653,953 shares of Renaissance Learning, Inc. Common Stock, $0.01 par value per share (“Common Stock”), beneficially owned by reporting person’s spouse, Terrance D. Paul.  Also includes (i) options for 81,164 shares of Common Stock which are exercisable as of December 31, 2003, or within 60 days of such date, and held by reporting person, and (ii) 439,560 shares of Common Stock beneficially owned in a family partnership.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Refer to footnote after Item 4, above.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

N/A

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

The reporting person and the reporting person’s spouse, Terrance D. Paul, constitute a group for purposes hereof.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10. CERTIFICATION

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 31st day of January, 2004.

/s/ Judith Ames Paul

Judith Ames Paul